MUTUAL FUND SERIES TRUST

17605 Wright Street

Omaha, NE 68130

October 17, 2018

Public Filing Desk U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549

Re:	Mutual Fund Series Trust (CIK No. 0001355604) Request for Withdrawal of Registration Statement Filed on Form N-14

Dear Sir or Madam:

Mutual Fund Series Trust (the “Trust”) has determined that the Form N-14 filed on its behalf on September 21, 2018 (SEC Accession No. 0001580642-18-004606; File No. 333-227471) (the “Form N-14”) is incomplete, and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, the Trust requests that the Form N-14 be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.

It is Trust’s understanding that this application for withdrawal of the Form N-14 will be deemed granted as of the date that it is filed with the Securities and Exchange Commission (“SEC”), unless the Trust receives notice from the SEC otherwise.

Please direct any questions concerning this letter to me at (631) 629-4237 or Philip Sineneng at Thompson Hine LLP, counsel to the Trust at (614) 469-3217.

Very truly yours,

/s/ Jennifer A. Bailey

Jennifer A. Bailey

Secretary, Mutual Fund Series Trust